FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2003.

Total number of pages: 37.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number
1. [Consolidated Results of Operations (US GAAP) First quarter, fiscal year ended March 2004]	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Senior Managing Director

Date:    August 1, 2003

Consolidated Results of Operations

(US GAAP)

First quarter, fiscal year ended March 2004

Nomura Holdings, Inc.

July 2003

Outline of the Presentation

■ Financial Summary	■ Review of Businesses

➢ Segment Information

➢ Domestic Retail

➢ Global Wholesale

➢ Asset Management

➢ Non-interest Expenses

■ Appendix

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2003 Nomura Holdings, Inc. All rights reserved.
2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.
3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.
4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.
5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.
6.	The consolidated financial information in this document is unaudited.

Consolidated Financial Summary

First quarter ended March 31, 2004

	➢	Net revenue	200.1 (up 40%*)

	➢	Non-interest expenses	128.8 (up 4%*)

	➢	Income before income taxes	71.3 (up 288%*)

Results for the First Quarter (Billions of yen)	➢	Income before cumulative effect of accounting change	39.0 (up 385%*)

	➢	Net income	39.0 (down 67%*)

	➢	Total assets	24,779.0 (up 3,609.6**)

	➢	Total shareholders’ equity	1,690.3 (up 47.9**)

	➢	Leverage	14.7 times (12.9 times)

	➢	ROE	9.4% (APR***)

*	YOY
**	Compared with corresponding items as of March 31, 2003
***	Net income x 4 (Shareholders’ equity at the beginning of period + Shareholders’ equity at the end of period) / 2

Review of Businesses

■    Segment Information (P8)

■    Domestic Retail (P9-11)

■    Global Wholesale (P12-15)

■    Asset Management (P16-17)

■    Non-interest Expenses (P18-19)

Segment Information

Domestic Retail (1)*

Points

■    Commissions (25.7 billion yen, down 19%)

✓    Stock Brokerage Commissions** (12.1 billion yen, down 28%)

➢	Individual Equity Agency Transaction Value*** (monthly average)

●	5.0 trillion, down 3%

➢	Equity Holding Accounts

●	1.308 million (end of June 03)

●	1.246 million (end of June 02)

✓     Commissions for Investment Trusts Distribution and Redemption**** (7.1 billion yen, down 39%)

➢	Stock Investment Trusts Commission

●	2.6 billion yen, down 57%

➢	Foreign Investment Trusts Commission

●	2.4 billion yen, up 859%

➢	New Funds

●	UBS Australia Bond Income 122.5 billion yen (end of June)

✓    Insurance

➢ Outstanding	Value of Variable Annuity Insurance Contracts 182.8 billion yen (end of June)

✓    Distribution of JGBs for Individual Investors

         3rd Issue 42.0 billion yen

        (Issue amount: 280.2 billion yen, Nomura’s share: 15%)

■    Sales Credit (40.4 billion yen, up 97%)

■    Investment Trusts Administration Fee and Other

       (4.8 billion yen, down 61%)

■    Fees from Investment Banking (2.9 billion yen, up 68%)

*	All percentages are year-on-year comparisons unless otherwise stated
**	Domestic Retail
***	Three major exchanges = Tokyo, Osaka, Nagoya
****	Nomura Securities

Domestic Retail (2)

Distribution of Foreign Currency Bonds for Retail Investors/

Revenue Breakdown (approx. figs.)

Domestic Retail (3)

Client Assets / Net Asset Accumulation (excluding financials)

*	Including CBs and warrants
**	Includes variable annuity insurance

Global Wholesale (1) Fixed Income

Points

■    Foreign Currency Bond Distribution to Retail Investors

✓    976.8 billion yen, up 95% YOY

■    Foreign Currency Bond Public Offering to Retail Investors

✓    KfW: 118.8 billion yen (A$)

✓    IBRD: 99.8 billion yen (Can$)

✓    Toyota Motor Credit: 42.0 billion yen (US$)

✓    SEK: 15.5 billion yen (EU)

■    Large-scale Foreign Currency Bonds Underwriting

✓    Republic of Italy: US$ 1.25 billion

✓    Republic of Austria: EU 5 billion

✓    EIB: EU 5 billion

■    Domestic Bonds

✓    Japan Highway Public Corp: 200 billion yen (joint lead)

✓    Hitachi: 80 billion yen (joint lead)

■    Securitized Products

✓    Wachovia Bank - CMBS US$1.2 billion (joint lead)

Global Wholesale (2) Equity

Points

■    Market Environment

✓    Equity Agency Transaction Value* (monthly average) 30.6 trillion yen, down 11% YOY

✓    Businesses focused on customer order flow

■    Net Gain on Equity Trading (Nomura Securities)

*	Three major exchanges = Tokyo, Osaka, Nagoya

Global Wholesale (3) Investment Banking

Points

■    IPO, PO*

✓    IPO    Market: 137.5 billion yen, up 318% YOY

Nomura: 7.1 billion yen, down 34% YOY

✓    PO     Market: 78.8 billion yen, down 79% YOY

Nomura: 49.6 billion yen, down 66% YOY

Major Issue: Daiwa House (38.2 billion yen)

■    Advisory Business

✓    Tokyu Construction

✓    Toyo Construction

■    Established Corporate Revival Project Department

(M&A Ranking)**

✓    Rank                 No.7

✓    No. of deals     54

✓    Value                US$ 5.8 billion

✓    Market share   11%

Sources:	*	Nomura Securities, 2004.3 1Q pricing day base
	**	Thomson Financial, Announced Mergers and Acquisitions:
Any Japanese involvement. League table based on rank value. (Jan. 2003 - Jun. 2003)

Global Wholesale (4) Merchant Banking

Points

■    Exit Transactions

✓    Daikuma

■    Exposure to Merchant Banking Business

Asset Management (1)

Points

■    New Funds

✓    Attractive Dividends Blue Chip Fund 2

        Sales: 25.4 billion yen

■    Assets Under Management of NCRAM

✓    Jun. 30, 2002 – US$ 3.7 billion

✓    Jun. 30, 2003 – US$ 5.3 billion (up 43% YOY)

■    Assets Under Management of Main Foreign Currency Bond Funds

*	Primarily invests in US dollar denominated bonds, (government bonds, ABS, corporate bonds)

Asset Management (2)

Source: The Investment Trusts Association, Japan

Non-Interest Expenses* (1)

Points

■    Compensation and Benefits

                        65.9 billion yen, up 4%

■    Information Processing and Communications

                        18.9 billion yen, up 4%

■    Business and Development Expenses

                        5 billion yen, down 15%

■    Other Expenses (of which special losses)

                        20.8 billion yen, up 18% (2.1 billion yen)

■    Fixed Cost Coverage Ratio

✓    FY04.3 1Q 24%

✓    Asset management related fees 14.9 billion yen

✓    Fixed-type expenses 63.4 billion yen

Asset management related fees: Asset management fee, custodial services fee, and fee from coupon payments

Fixed-type expenses: Fixed salary, guaranteed bonus, depreciation, real estate related expenses and others

*	All percentages are year-on-year comparisons unless otherwise stated

Non-Interest Expenses* (2)

■    Compensation and Benefits

✓    Fixed-type expenses: 36.6 billion yen, down 0.2%

✓    Variable-type expenses: 29.3 billion yen, up 8.9%

*	Excludes expenses related to PFG entities (70.4 bil. yen for FY02.3)
**	Figures for FY02.3 exclude a special charge (18.9 bil. yen) for withdrawal from the multi-employer pension plan

Appendix

•	Revenue and Income by Business Segment (P21)
•	Global Wholesale (P22)
•	Domestic Retail Related Data (P23)
•	Major Differences (Segment / Income Statement) (P24)
•	Revenue (P25-28)
•	Non-interest Expenses (P29)
•	Client Assets (P30)
•	Number of Accounts (P31)
•	Secondary Market Share Data (P32)
•	Primary Market Share Data (Value Base) (P33)
•	Assets Under Management (NAM / NCRAM) (P34)
•	VaR (P35)
•	Number of Employees (P36)

Revenue and Income by Business Segment (Quarterly Base)

						Units: Millions of yen

Domestic Retail	FY02.3				FY03.3				FY04.3

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Non-interest revenue	60,953	50,806	57,224	57,172	66,436	56,136	69,366	54,999	74,573
Net-interest revenue	1,076	467	870	537	599	605	915	194	397
Net revenue	62,029	51,274	58,091	57,710	67,035	56,742	70,280	55,193	74,970
Non-interest expenses	51,678	55,533	50,120	51,291	53,137	55,294	51,180	53,951	54,201
Income before income taxes	10,351	-4,259	7,974	6,418	13,899	1,449	19,100	1,241	20,769

Global Wholesale	FY02.3				FY03.3				FY04.3

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Non-interest revenue	62,483	65,845	57,803	199,298	73,321	24,324	40,124	58,906	68,977
Net-interest revenue	7,816	7,734	14,725	24,230	16,541	30,970	30,571	23,712	25,177
Net revenue	70,299	73,580	72,528	223,528	89,861	55,294	70,695	82,619	94,154
Non-interest expenses	48,046	48,932	49,482	102,197	53,387	46,320	48,946	58,784	56,356
Income before income taxes	22,253	24,648	23,046	121,331	36,474	8,974	21,749	23,835	37,798

Asset Management	FY02.3				FY03.3				FY04.3

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Non-interest revenue	12,779	10,401	12,037	11,623	9,850	10,288	7,290	7,400	7,598
Net-interest revenue	516	87	50	-286	-55	23	1,762	502	682
Net revenue	13,295	10,488	12,087	11,338	9,795	10,311	9,052	7,902	8,280
Non-interest expenses	8,383	8,331	9,423	10,894	8,682	8,995	8,021	8,167	8,192
Income before income taxes	4,912	2,156	2,665	442	1,113	1,316	1,031	-265	88

Global Wholesale (Revenue and Income by Business Line, Quarterly Base)

						Units: Millions of yen

Fixed Income	FY02.3				FY03.3				FY04.3

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Net revenue	20,727	23,175	19,549	27,302	43,887	32,476	41,550	36,052	62,261
Non-interest expenses	15,450	16,768	15,648	18,873	18,944	16,334	17,605	23,877	25,093
Income before income taxes	5,277	6,407	3,900	8,430	24,943	16,142	23,946	12,176	37,168

Equity	FY02.3				FY03.3				FY04.3

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Net revenue	27,976	35,882	25,595	35,623	30,416	12,353	17,872	21,384	20,381
Non-interest expenses	16,054	15,813	17,336	17,272	18,340	14,329	16,026	16,980	16,470
Income before income taxes	11,922	20,069	8,259	18,351	12,076	-1,977	1,846	4,404	3,911

Investment Banking	FY02.3				FY03.3				FY04.3

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Net revenue	21,597	14,522	32,272	19,958	16,830	16,453	14,801	21,041	12,908
Non-interest expenses	16,542	16,350	10,371	14,143	13,850	13,636	13,081	15,807	12,086
Income before income taxes	5,055	-1,827	21,902	5,815	2,980	2,817	1,720	5,234	822

Merchant Banking*	FY02.3				FY03.3				FY04.3

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Net revenue	—	—	-4,888	140,644	-1,272	-5,989	-3,528	4,142	-1,396
Non-interest expenses	—	—	6,127	51,909	2,253	2,019	2,233	2,122	2,707
Income before income taxes	—	—	-11,015	88,735	-3,525	-8,009	-5,762	2,021	-4,103

*	The 3rd quarter figure for FY02.3 is the accumulated total from April through December 2002

Domestic Retail Related Data

	FY02.3				FY03.3				FY04.3
Domestic Retail (Billions of yen)	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Net interest revenue	1.1	0.5	0.9	0.6	0.6	0.8	0.7	0.2	1.2
Sales credit	13.1	12.3	18.8	17.3	20.5	17.8	32.2	25.2	40.4
Investment trust administration fees and other	14.9	13.2	12.6	12.4	12.3	7.7	6.9	5.2	4.8
Fees from investment banking	2.9	5.3	2.7	3.1	1.8	4.8	3.7	4.8	2.9
Commissions	30.1	20.0	23.1	24.3	31.9	25.7	26.8	19.8	25.7
Stock brokerage commissions (Domestic Retail)	20.5	12.9	14.4	13.9	16.8	10.2	13.5	7.7	12.1

(Billions of yen)
Commissions for investment trusts distribution and redemption*	7.7	4.6	6.5	7.7	11.8	6.1	6.3	6.1	7.1
Bond investment trusts commission*	1.5	2.0	3.0	4.2	5.5	4.2	4.0	3.2	2.2
Stock investment trusts commission*	6.1	2.6	3.3	3.4	6.0	1.8	1.3	2.6	2.6
Foreign investment trusts commission*	0.1	0.0	0.2	0.0	0.2	0.2	1.1	0.3	2.4

(Trillions of yen)
Domestic distribution volume of investment trusts	6.2	7.0	5.4	3.8	3.3	2.5	3.5	2.6	3.2
Bond investment trusts	5.4	6.4	4.8	3.6	2.4	1.8	2.7	1.7	2.0
Stock investment trusts	0.5	0.3	0.3	0.3	0.5	0.3	0.2	0.3	0.3
Foreign investment trusts	0.3	0.3	0.3	0.0	0.5	0.4	0.6	0.5	0.8

(Billions of yen)	2001.6	2001.9	2001.12	2002.3	2002.6	2002.9	2002.12	2003.3	2003.6
Outstanding value of bond investment trusts*	5,854	6,215	6,225	6,092	5,291	4,785	4,282	3,883	3,612

(Billions of yen)	2001.6	2001.9	2001.12	2002.3	2002.6	2002.9	2002.12	2003.3	2003.6
Outstanding value of variable annuity	—	—	1.8	7.7	28.1	105.3	149.3	166.6	182.8

*	Nomura Securities

Major Differences (Segment / Income Statement) (FY04.3 three months)

Revenue (1)

(Commissions)

Revenue (2)

(Fees from Investment Banking)

Revenue (3)

(Asset Management and Portfolio Service Fees)

Revenue (4)

(Net Gain on Trading / Net Interest Revenue*)

*	Excluding net interest revenue from PFG entities
**	Net gain on private equity investment (232.5 bil. yen) is excluded from FY ended March 31, 2002 due to a change in structure of PFG business. However, this figure includes the gain on sales of PFG assets (116.3 bil. yen).

Non-interest Expenses*

*	Excludes expense related to PFG entities (484.4 bil. yen for FY02.3)

Items: Compensation and benefits, information processing and communications, occupancy and related depreciation, PFG entities’ cost of goods sold, expenses associated with rental income, other.

Client Assets (trillions of yen)

Nomura Securities
	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02	Dec. 02	Mar. 03	Jun. 03
Equities	28.9	24.9	24.8	25.1	24.9	23.6	22.3	21.6	24.8
Bonds	12.3	12.8	13.3	13.7	14.9	15.4	15.4	16.8	17.9
Stock investment trusts	3.2	2.6	2.7	2.7	2.7	2.5	2.4	2.4	2.6
Bond investment trusts	12.1	11.1	9.7	9.3	8.2	7.4	6.9	6.5	6.3
Overseas mutual funds	0.9	0.8	0.9	0.9	1.0	1.0	1.1	1.2	1.3
Other	0.2	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.1

Total	57.5	52.3	51.4	51.8	51.8	50.0	48.2	48.5	53.0

Client Assets (Domestic Retail, excluding financials)
	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02	Dec. 02	Mar. 03	Jun. 03
Equities	13.5	10.9	11.2	11.1	11.4	10.6	9.9	9.5	11.1
Foreign Bonds	1.6	1.8	2.2	2.5	2.6	2.8	3.2	3.4	3.9
Domestic bonds	3.9	4.1	4.1	4.2	4.7	4.9	5.0	5.0	5.1
Stock investment trusts	2.7	2.1	2.2	2.4	2.4	2.2	2.1	2.0	2.2
Bond investment trusts	10.0	9.3	8.8	8.4	7.9	6.7	6.3	5.9	5.7
Overseas mutual funds	0.7	0.7	0.7	0.8	0.8	0.9	0.9	1.0	1.1
Other	0.0	0.0	0.0	0.0	0.1	0.2	0.2	0.2	0.2

Total	32.2	28.4	29.0	28.9	29.3	28.2	27.6	27.1	29.3

Number of Accounts

Nomura Home Trade (online trading accounts)

					(Thousands of accounts)
Jun.01	Sep.01	Dec.01	Mar.02	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03
686	778	860	936	1,005	1,079	1,114	1,141	1,168

IT Share

	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q
No. of order	38%	36%	37%	39%	39%	38%	33%	42%	45%
Transaction value	18%	17%	13%	17%	17%	14%	9%	17%	21%

Nomura Cash Management Service

			(Thousands of accounts)
Jun.01	Sep.01	Dec.01	Mar.02	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03
2,539	2,686	2,805	2,899	2,965	3,029	3,079	3,112	3,145

Equity Holding Accounts

		(Thousands of accounts)
Jun.01	Sep.01	Dec.01	Mar.02	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03
Jun.01	Sep.01	Dec.01	Mar.02	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03
1,135	1,163	1,187	1,204	1,246	1,274	1,285	1,302	1,308

New Accounts (individual, monthly average)

				(Thousands of accounts)
FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q
22	25	21	21	20	22	20	16	16

Secondary Market Share Data

						Market units: trillions of yen

Individual Equity Agency Transactions Share (monthly average)
	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q
Market	4.9	3.3	3.9	4.0	5.2	3.9	5.2	3.1	5.0
Nomura’s share	16%	16%	16%	13%	20%	16%	17%	8%	8%

Off-floor/Off-exchange Equity Trading Share
	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q
Off-floor market	5.3	4.5	4.4	5.1	4.1	4.1	2.7	3.2	3.5
Off-exchange	8.2	8.2	8.3	7.7	9.6	8.7	8.7	6.3	8.1
Nomura’s share	19%	19%	18%	19%	24%	18%	21%	15%	15%

JGB Auction Share
	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q
Market	13.8	13.4	14.6	14.3	16.8	18.2	15.7	17.3	18.4
Nomura’s share	12%	20%	13%	14%	20%	18%	10%	12%	14%

Secondary Bond Trading
	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q
Market	271	221	227	247	296	299	261	273	216
Nomura’s share	15%	17%	14%	14%	13%	16%	13%	14%	16%

Primary Market Share Data (Value Base)

Straight Bonds *
	FY02.3 01.4-6	01.4-9	01.4-12	01.4-02.3	FY03.3 02.4-6	02.4-9	02.4-12	02.4-03.3	03.4-03.6
Nomura's share	19%	19%	19%	21%	20%	22%	22%	23%	22%

Euro-Yen Bonds **
	FY02.3 01.4-6	01.4-9	01.4-12	01.4-02.3	FY03.3 02.4-6	02.4-9	02.4-12	02.4-03.3	03.4-03.6
Nomura' share	27%	23%	22%	28%	35%	24%	20%	21%	37%

Samurai Bonds **
	FY02.3 01.4-6	01.4-9	01.4-12	01.4-02.3	FY03.3 02.4-6	02.4-9	02.4-12	02.4-03.3	03.4-03.6
Nomura's share	30%	39%	36%	38%	4%	4%	10%	14%	19%

Japanese IPO***
	FY02.3 01.4-6	01.4-9	01.4-12	01.4-02.3	FY03.3 02.4-6	02.4-9	02.4-12	02.4-03.3	03.4-03.6
Nomura's share	7%	17%	37%	36%	89%	70%	50%	49%	1%

Japanese PO***
	FY02.3 01.4-6	01.4-9	01.4-12	01.4-02.3	FY03.3 02.4-6	02.4-9	02.4-12	02.4-03.3	03.4-03.6
Nomura's share	48%	40%	37%	34%	40%	42%	47%	44%	68%

Sources:	* Thomson DealWatch, lead manager base

**     Thomson Financial Securities Data, bookrunner base

***   Nomura Securities

Assets Under Management (NAM / NCRAM)

NAM	(Trillions of yen)
	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02	Dec. 02	Mar. 03	Jun. 03
Stock investment trusts	2.7	2.4	2.9	3.2	3.6	3.3	3.3	3.2	3.5
Bond investment trusts	14.5	12.9	10.9	10.4	9.2	8.3	7.8	7.3	7.0
Non-public investment trusts	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.3
Investment advisory (domestic)	3.5	3.6	3.7	3.6	3.3	3.1	3.0	2.9	2.9
Investment advisory (overseas)	1.0	0.8	0.9	0.9	0.8	0.8	0.7	0.7	0.8

Total	21.9	19.8	18.6	18.2	17.1	15.6	15.1	14.2	14.5

NCRAM	(Billions of US$)
	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02	Dec. 02	Mar. 03	Jun. 03
Total	2.6	2.5	2.6	3.1	3.7	3.8	4.4	4.7	5.3

Value at Risk (Consolidated)

■ Definition	■ From Apr. 2002 to Jun. 2003
➢ 99% confidence level	➢ Maximum: 4.0 billion yen
➢ 1-day time horizon for out trading portfolio	➢ Minimum: 1.7 billion yen
➢ Inter-product price fluctuations considered	➢ Average: 2.65 billion yen

							(Billions of yen)
End of Month	Jun.01	Sep.01	Dec.01	Mar.02	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03
Equity	2.5	2.0	2.8	2.0	1.8	1.3	1.3	1.5	2.1
Interest Rate	2.2	1.7	2.9	2.3	1.7	1.8	1.9	2.3	2.5
Foreign Exchange	0.2	0.3	0.2	0.2	0.4	0.4	0.3	0.2	0.3

Sub-total	4.9	4.0	6.0	4.5	3.8	3.5	3.5	4.0	4.9
Diversification Benefit	(1.7)	(1.2)	(1.9)	(1.2)	(1.2)	(1.2)	(1.1)	(0.9)	(1.5)
VaR	3.2	2.8	4.1	3.3	2.6	2.3	2.4	3.1	3.4

Number of Employees

	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02	Dec. 02	Mar. 03	Jun. 03

Asia/Oceania	473	476	464	468	469	462	461	616	622

Americas	874	893	881	827	769	753	752	797	821

Europe	1,380	1,449	1,430	1,381	1,346	1,352	1,343	1,389	1,439

Japan (FA, SA)	2,260	2,192	2,130	2,177	2,110	2,072	2,033	1,986	1,960

Japan (excluding FA, SA)*	10,011	9,846	9,735	9,697	10,069	9,969	9,868	9,258	9,561

Total	14,998	14,856	14,640	14,550	14,763	14,608	14,457	14,046	14,403

*	Excluding NPF’s consolidated subsidiaries.